PIE 101 LLC

(a Texas Limited Liability Company)

Form C

Disclosures in Reg CF Offering

November 12, 2024

TABLE OF CONTENTS

PURPOSE OF THIS FORM

§227.201 (a) BASIC INFORMATION ABOUT THE COMPANY

§227.201 (b) DIRECTORS AND OFFICERS OF THE COMPANY

§227.201 (c) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

§227.201 (d) THE COMPANY'S BUSINESS AND BUSINESS PLAN

§227.201 (e) NUMBER OF EMPLOYEES

§227.201 (f) RISKS OF INVESTING

§227.201 (g) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

§227.201 (h) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

§227.201 (i) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

§227.201 (j) THE INVESTMENT PROCESS

§227.201 (k) MATERIAL CHANGES

§227.201 (l) PRICE OF THE SECURITIES

§227.201 (m) TERMS OF THE SECURITIES

§227.201 (n) THE FUNDING PORTAL

§227.201 (o) COMPENSATION OF THE FUNDING PORTAL

§227.201 (p) INDEBTEDNESS OF THE COMPANY

§227.201 (q) OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

§227.201 (r) TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

§227.201 (s) THE COMPANY'S FINANCIAL CONDITION

§227.201 (t) THE COMPANY'S FINANCIAL STATEMENTS

§227.201 (u) DISQUALIFICATION EVENTS

§227.201 (v) UPDATES ON THE PROGRESS OF THE OFFERING

§227.201 (w) ANNUAL REPORTS FOR THE COMPANY

§227.201 (x) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

§227.201 (y) OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

EXHIBIT A: RISKS OF INVESTING

EXHIBIT B: INVESTMENT AGREEMENT

EXHIBIT C: LLC AGREEMENT

EXHIBIT D: FINANCIAL STATEMENTS

EXHIBIT E: BACKGROUND CHECKS

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FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Pie 101 LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Texas
Date Company Was Formed (from the Company's Certificate of Formation)	2024-06-11
Kind of Entity	Limited Liability Company (LLC)
Street Address	17350 STATE HWY 249 STE 220 HOUSTON TX 77064
Website Address	Pieassets.com

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Summary Financial Information

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	0	0
Cash & Equivalents	550	0
Account Receivable	0	0
Short-Term Debt	0	0
Long-Term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	0	0

§227.201(b) – Directors and Officers

Name	Eugene Slobodski	
All positions with the Company and How Long for Each Position	**Position:** CEO	**How Long:** 1month (since inception)
Business Experience During Last Three Years (Brief Description)	Real estate consulting and Restaurant Owner	
Principal Occupation During Last Three Years	Real estate consulting and Restaurateur	
Has this Person Been Employed by Anyone Else During the Last Three Years?	No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Mr. Slobodski is the sole manager of Pie Ventures, LLC, which is, in turn, the sole manager of the Company. Hence, Mr. Slobodski owns 100% of the voting power of the Company.

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§227.201(d) – The Company's Business and Business Plan

Overview

The Company was organized to buyer, renovate, rent, and sell the distressed residential property located at 160 Silverage Avenue, Memphis, Tennessee 38109 (the "<u>Property</u>"). The Company selected this property due to its location in the Riverside section of South Memphis, an area that has demonstrated promising signs of growth. Riverside has been experiencing a reduction in blight, as well as increased investor interest, driven by a combination of affordable housing and the revitalization efforts within the neighborhood.

The Property has 936 square feet of livable space with three bedrooms and two bathrooms. The purchase price is $40,000. With a renovation budget and carrying costs totaling $3,.630, the overall project cost amounts to $81,793.85. After completing the planned renovations and addressing deferred maintenance, we estimate the sale price-after deducting sales costs-will be approximately $117,160. This projection allows for an estimated profit of $27,144, resulting in an expected cash-on-cash return of 33.5% after accounting for manager fees.

We believe the Property presents a valuable opportunity to capitalize on the demand for quality, move-in-ready homes in a market that is undergoing significant transformation. With new investments flowing into the area, including the development of nearby infrastructure and community resources, we believe Riverside is poised for long-term appreciation.

The Neighborhood

The Riverside area in South Memphis is undergoing revitalization, with growing interest from first-time homebuyers and young families seeking affordable, high-quality housing options. The demand for restored homes in this neighborhood has surged due to its proximity to essential amenities such as schools, parks, and local businesses.

160 Silverage Avenue is well-positioned to benefit from this increasing demand, offering an attractive option for those looking to move into a rejuvenated community. Additionally, the property is just 12 minutes away from the new xAI supercomputer facility, a multibillion-dollar investment that is expected to drive further growth and development in the surrounding area. As one of the closest residential neighborhoods to this major facility, Riverside is poised to see increased interest from both residents and investors, as future community resources and infrastructure are developed in connection with the project.

This proximity to a cutting-edge technological hub, combined with the neighborhood's ongoing revitalization, presents a unique opportunity for significant value appreciation. The enhanced demand for housing, spurred by the area's growth, makes 160 Silverage Avenue a highly attractive property for investors looking to capitalize on the area's upward trajectory.

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Comparable Sales

In the Riverside area, properties similar to 160 Silverage Avenue that have undergone renovation have recently sold in the range of $114,000 to $135,000. The renovations in these properties are comparable or of lower quality than those we plan to deliver. Our projected sale price of $114,000 places the property at the lower end of this spectrum, offering exceptional value on a per-square-foot basis within the Riverside neighborhood.

This pricing strategy is designed to appeal specifically to investors. At our anticipated sale price of $114,000, the end buyer is projected to achieve an attractive 8% yield on cost, assuming competitive rental rates. Importantly, this yield does not require pushing rents to the higher end of the market, meaning the property can achieve strong financial returns without relying on premium rental pricing. This conservative rent assumption also provides flexibility for the investor, whether in adjusting for market fluctuations or maintaining high occupancy rates.

Our decision to position the property at the lower end of comparable properties reflects an aggressive pricing strategy, intended to facilitate a quick sale post-renovation. By offering superior renovation quality at a competitive price point, we aim to make this an attractive option for real estate investors seeking both immediate rental income and long-term value appreciation.

Renovation Strategy

The company will undertake a series of strategic renovations at 160 Silverage Avenue to address deferred maintenance and make upgrades specifically aimed at increasing the **P**roperty's rental appeal and long-term value. These improvements are designed with the investor in mind, focusing on maximizing rental income potential and minimizing future maintenance costs, making the property an attractive and reliable investment for those looking to rent it out.

The renovation will include complete overhauls of the bathrooms and kitchen. These are two of the most important areas that prospective tenants consider when evaluating rental properties, so updating these spaces with modern, durable finishes and appliances will significantly increase the **P**roperty's appeal. The bathrooms will be outfitted with updated fixtures and tiling to ensure both practicality and style, while the kitchen will feature new countertops, cabinetry, and energy-efficient appliances to attract renters who value a move-in-ready home.

Throughout the **P**roperty, new flooring will be installed, both to modernize the look and to ensure low maintenance for years to come. This will reduce the likelihood of costly repairs between tenancies, which is a major advantage for an investor landlord. Additionally, the installation of a new HVAC system will provide a dual benefit: increased comfort for tenants and lower energy costs, which can be used as a selling point in rental advertisements. This also reduces the likelihood of future HVAC-related maintenance issues, offering peace of mind to the property owner.

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The **P**roperty will be repainted inside and out, creating a fresh, clean look that is attractive to potential tenants. A new paint job not only improves the property's curb appeal but also signals to prospective renters that the property is well-maintained, making it easier to achieve higher occupancy rates.

The renovation is expected to take three months from start to finish, covering all aspects from demolition to installation and final inspections. We have built contingencies into the timeline to address any unforeseen delays, ensuring the project stays on track for completion within the agreed timeframe.

Investment Timeline

Our anticipated timeline for the Property is as follows:

- Acquisition: Within the first 30 days.
- Renovation: Approximately 3 months.
- Marketing and Sale: Expected within 60 to 90 days after renovation completion.
- Total Timeline: 3 to 8 months from acquisition to sale.

Financing

The purchase and renovation of the Property will be financed wholly with cash. The Company does not intend to borrow money.

Sale of the Renovated Property

The property will be marketed as an unoccupied, move-in-ready home, ready to attract buyers seeking quality housing in a rapidly improving neighborhood. Based on current market conditions, we expect a sale to occur within 60 to 90 days following the completion of the renovation.

Our Experience and Track Record

The Company brings over four years of experience in the Memphis real estate market, providing a strong foundation for successful property investment and management. During this time, we have built solid relationships with local real estate agents, contractors, and vendors, ensuring that each project is executed efficiently and cost-effectively. These established partnerships are crucial in streamlining operations, from acquisition through renovation to eventual sale.

Our management team currently manage over 95 units as buy-and-hold properties in the Memphis area.

Our in-depth knowledge of the South Memphis market uniquely positions us to navigate local market conditions effectively. We understand the nuances of the neighborhood, including its evolving demographics, buyer preferences, and emerging trends. This expertise allows us to identify opportunities for maximizing the property's value and aligning our renovation strategies with what potential tenants and buyers are seeking.

By leveraging our experience and local connections, we are committed to enhancing the property at 160 Silverage Avenue and achieving optimal returns for our investors. Our proactive approach and commitment to excellence will guide every aspect of this project, ensuring that we deliver a high-quality finished product that meets market demands.

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§227.201(e) – Number of Employees

The Company has no employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review Exhibit A for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $73,000. If we have not raised at least the target amount by May ,1, 2024 – our "offering deadline" – then we will terminate the offering and return all the money to investors.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Invown will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

The Company will not accept commitments that exceed the Target Offering Amount.

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§227.201(i) – How the Company Intends to Use the Money

The Company expects to use the proceeds of the offering as follows:

Use of Money	How Much (approximately)
Invown Portal Charges	$2,034
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$1,354
Cost of Land	$42,000
Cost of Construction	$31,630.85
Real Estate Commissions	$3,875
Other	$900
TOTAL	**$81,793.85**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;

- If you decide to invest, press the *Invest Now* button

- Follow the instructions

The minimum amount you can invest in the offering is $3,000. Investments above the minimum may be made in increments of $10.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit B.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 29, 2025 (*i.e.*, 48 hours before the offering deadline).

To cancel your investment, log onto your account on Invown and click the cancel investment button found on your dashboard. Ensure you receive an email confirming the cancellation. For any difficulties contact hello@invown.com.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

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§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." The price is $10 for each Class A Share.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.

- We estimated the value of the project when it's completed.

- We estimated what we believe is a fair return to Investors.

- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the Company Operating Agreement of the Company dated October 24, 2024 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached Exhibit C.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. All distributions will be made in the following order of priority:

- First, investors will receive a cumulative, non-compounded return of 6% per year on their unreturned capital.

- Second, investors will receive a full return of their invested capital.

- Third, any remaining balance will be distributed 70% to investors and 30% to the Manager until investors have received an internal rate of return of 14%.

- Fourth, any remaining balance will be distributed 50% to investors and 50% to the Manager.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Class A Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Class A Shares without the Manager's consent.

- If you want to sell your Class A Shares the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for Class A Shares, as there would be for a publicly-traded stock.

- For a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor," (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Class A Shares until the Company is dissolved.

Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Shares.

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Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class A Shares, while all the Class B Shares will be owned by the Manager.

Whereas the owners of the Class A Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class B Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares.

The Person Who Controls the Company

Eugene Slobodski owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr./Ms. Eugene Slobodski effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell a Property, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on renting the property, including the terms of any lease.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

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How the Securities are Being Valued

The price of the Class A Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you'll be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through Invown Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00329 and the Funding Portal Registration Depository (FPRD) number is 312976.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Invown Funding Portal, LLC as follows:

- A success fee equal to 1.5% of the amount raised.

Invown Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Invown Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

The Company does not have any material (significant) liabilities.

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§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company has not offered or sold any securities during the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Manager will receive the following fees from the Company:

- A property management fee equal to 5% of rental revenue.

- An acquisition fee equal to 5% of the purchase price of the property.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Texas Limited Liability Company Act on June 1, 2024. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit D.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on Invown.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital reports attached as Exhibit E.

As indicated on these background checks, none of the principals of the Company is disqualified.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.pieassets.com/investors, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

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§227.201(x) – Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.